Exhibit 2

2020

THIRD QUARTER RESULTS

• Stock Listing Information

Philippine Stock Exchange

Ticker: CHP

• Investor Relations

+ 632 8849 3600

E-Mail:

chp.ir@cemex.com

Operating and Financial Highlights

	January - September			Third Quarter
	2020	2019	% var	2020	2019	% var
Net sales	15,142	18,224	(17%)	5,519	5,868	(6%)
Gross profit	6,313	7,506	(16%)	2,529	2,424	4%
as % of net sales	42%	41%	1pp	46%	41%	5pp
Operating earnings before other expenses, net	1,492	2,085	(28%)	840	628	34%
as % of net sales	10%	11%	(2pp )	15%	11%	5pp
Controlling Interest Net Income (Loss)	758	875	(13%)	623	72	761%
Operating EBITDA	3,281	3,446	(5%)	1,431	1,075	33%
as % of net sales	21.7%	18.9%	2.8pp	25.9%	18.3%	7.6pp
Free cash flow after maintenance capital expenditures	1,967	2,891	(32%)	1,922	1,204	60%
Free cash flow	(365)	851	N/A	1,543	(437)	N/A
Net debt[1]	6,843	17,643	(61%)	6,843	17,643	(61%)
Total debt[1]	13,510	20,235	(33%)	13,510	20,235	(33%)
Earnings per share[2]	0.06	0.17	(62%)	0.05	0.01	232%

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 8 for more detail.
[2]	In Philippine Pesos

Net sales decreased, year-over-year, by 6% during the third quarter and by 17% during the first nine months of the year, due to lower volumes and prices.

Cost of sales was at 58% of sales during the first nine months of 2020 compared with 59% in the same period of 2019. The decrease was driven by lower costs and efforts to contain expenses, amidst the COVID-19 pandemic.

Total fuel cost was 5% lower year-over-year, while total power cost declined by 18% year-over-year during the first nine months of 2020 due to the temporary stoppage of Solid Cement Plant in the second quarter of the year due to lockdowns, production optimization initiatives, and lower energy prices.

Operating expenses, as a percentage of sales, was at 32% during the first nine months of 2020, compared with 30% in the same period of 2019.

Distribution expenses, as a percentage of sales, was at 18% during the first nine months of 2020, compared with 17% in the same period of 2019. Total distribution expenses were lower by 14% year-over-year for the first three quarters of 2020.

Selling and administrative expenses, as a percentage of sales, was at 14% during the first nine months of 2020, compared with 13% in the same period of 2019. Total selling and administrative expenses were lower by 8% year-over-year for the first three quarters of 2020.

Operating EBITDA for the first nine months of 2020 was around PHP 3.3 billion, a decrease of 5% year-over-year. Third quarter operating EBITDA benefitted from maintenance deferrals, lower costs, and controlling of expenses.

Operating EBITDA margin was at 22% for the first nine months of the 2020, as lower volumes and prices were partially offset by lower costs and cost containment measures, including maintenance cost deferrals.

Controlling interest net income was at PHP 758 million for the first nine months of 2020, 13% lower on a year-over-year basis, due to COVID-19 pandemic-related restrictions, and its negative impact on demand.

Income tax was a benefit for the first nine months of the year due to an increase in the company’s deferred tax assets related to Net Operating Loss Carry-Over (NOLCO) and Minimum Corporate Income Tax (MCIT) credits.

Total debt at the end of September 2020 was at PHP 13,510 million, of which PHP 11,322 million pertained to debt owed to BDO Unibank, Inc.

2020 Third Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - September	Third Quarter	Third Quarter 2020
	2020 vs. 2019	2020 vs. 2019	vs. Second Quarter 2020
Volume	(12%)	(3%)	38%
Price in PHP	(5%)	(3%)	1%

Our domestic cement volumes decreased by 3% year-over-year during the third quarter. We saw a reimposition of lockdown measures during the quarter, in areas including Metro Manila and nearby provinces, which returned to two-weeks of stricter quarantine classifications.

On a sequential basis, our domestic cement volumes increased by 38% for the quarter, in line with government efforts to reopen the economy.

During the first nine months of 2020, our domestic cement volumes decreased by 12% year-over-year due to the negative effects of the COVID-19 pandemic.

Our domestic cement prices during the first nine months of the 2020 were 5% lower year-over-year, reflecting declines that began in the second half of 2019.

The sequential change in our prices reflects product and geographic mix effects.

2020 Third Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - September			Third Quarter
	2020	2019	% var	2020	2019	% var
Operating earnings before other income, net	1,492	2,085	(28%)	840	628	34%
+ Depreciation and operating amortization	1,789	1,362		592	447

Operating EBITDA	3,281	3,446	(5%)	1,431	1,075	33%
- Net financial expenses	707	1,067		173	352
- Maintenance capital expenditures	167	386		121	28
- Change in working capital	131	(1,258)		(888)	(621)
- Income taxes paid	305	391		100	132
- Other cash items (net)	4	(32)		3	(22)

Free cash flow after maintenance capital expenditures	1,967	2,891	(32%)	1,922	1,204	60%
- Strategic capital expenditures	2,331	2,040		379	1,641

Free cash flow	(365)	851	N/A	1,543	(437)	N/A

In millions of Philippine Pesos

Debt Information

	Third Quarter		Second Quarter
	2020	2019	% var	2020
Total debt(1)(2)	13,510	20,235	(33%)	13,681
Short term	6%	9%		6%
Long term	94%	91%		94%

Cash and cash equivalents	6,667	2,592	157%	5,272

Net debt	6,843	17,643	(61%)	8,409

Leverage Ratio(3)	3.33	4.04		3.69
Coverage Ratio(3)	5.21	3.40		4.16

	Third Quarter
	2020	2019
Currency denomination
U.S. dollar	5%	28%
Philippine peso	95%	72%

Interest rate
Fixed	56%	44%
Variable	44%	56%

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 8 for more detail.
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS).
(3)	Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021.

2020 Third Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - September			Third Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	15,142,304	18,223,518	(17%)	5,519,262	5,867,591	(6%)
Cost of sales	(8,829,342)	(10,717,942)	18%	(2,990,621)	(3,443,247)	13%

Gross profit	6,312,962	7,505,576	(16%)	2,528,641	2,424,344	4%
Selling and Administrative expenses	(2,131,900)	(2,307,000)	8%	(753,969)	(760,793)	1%
Distribution expenses	(2,688,895)	(3,113,928)	14%	(935,069)	(1,035,832)	10%

Operating earnings before other expenses, net	1,492,167	2,084,648	(28%)	839,603	627,719	34%
Other income (expenses), net	(4,309)	32,159	N/A	(2,935)	21,681	N/A

Operating earnings (loss)	1,487,858	2,116,807	(30%)	836,668	649,400	29%
Financial expenses, net	(707,223)	(1,067,235)	34%	(173,099)	(352,432)	51%
Foreign exchange gain (loss), net	133,009	127,921	4%	133,314	(146,480)	N/A

Net income (loss) before income taxes	913,644	1,177,493	(22%)	796,883	150,488	430%
Income tax benefit (expenses)	(155,512)	(302,811)	49%	(173,768)	(78,117)	(122%)

Consolidated net income (loss)	758,132	874,682	(13%)	623,115	72,371	761%
Non-controlling interest net income (loss)	16	18	(11%)	4	6	(33%)

Controlling Interest net income (loss)	758,148	874,700	(13%)	623,119	72,377	761%

Operating EBITDA	3,281,154	3,446,204	(5%)	1,431,247	1,074,502	33%
Earnings per share	0.06	0.17	(62%)	0.05	0.01	232%

	as of September 30			as of December 31
BALANCE SHEET	2020	2019	% Var	2019	% Var
Total Assets	63,721,233	58,150,371	10%	58,806,177	8%
Cash and Temporary Investments	6,667,022	2,591,799	157%	1,399,180	376%
Derivative Asset	0	2,777	(100%)	0
Trade Accounts Receivables	807,720	1,052,519	(23%)	892,951	(10%)
Other Receivables	41,077	73,410	(44%)	92,993	(56%)
Insurance Claims and Premium Receivables	175,285	518	33739%	445,535	(61%)
Inventories	2,273,242	2,944,124	(23%)	3,013,444	(25%)
Assets Held for Sale	0	0		0
Other Current Assets	1,362,209	1,108,763	23%	1,672,392	(19%)
Current Assets	11,326,555	7,773,910	46%	7,516,495	51%
Fixed Assets	21,246,158	19,076,228	11%	19,937,723	7%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	799,317	887,865	(10%)	837,151	(5%)
Advances to Contractors	1,286,693	1,778,104	(28%)	1,606,397	(20%)
Deferred Income Taxes - net	1,188,719	760,473	56%	1,034,620	15%
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	31,148,520	31,300,233	(0%)	31,351,959	(1%)

Total Liabilities	21,080,917	28,724,703	(27%)	29,140,690	(28%)
Current Liabilities	7,549,321	9,604,901	(21%)	10,136,812	(26%)
Long-Term Liabilities	11,095,900	16,511,763	(33%)	16,549,640	(33%)
Deferred Tax Liability	1,043	7,624	(86%)	1,587	(34%)
Other Liabilities	2,434,653	2,600,415	(6%)	2,452,651	(1%)

Consolidated Stockholders’ Equity	42,640,316	29,425,668	45%	29,665,487	44%
Non-controlling Interest	151	175	(14%)	170	(11%)
Stockholders’ Equity Attributable to Controlling Interest	42,640,165	29,425,493	45%	29,665,317	44%

2020 Third Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - September			Third Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	303,217	351,507	(14%)	113,309	113,735	(0%)
Cost of sales	(176,803)	(206,735)	14%	(61,396)	(66,743)	8%

Gross profit	126,414	144,772	(13%)	51,913	46,992	10%
Selling and Administrative expenses	(42,690)	(44,500)	4%	(15,479)	(14,748)	(5%)
Distribution expenses	(53,844)	(60,064)	10%	(19,197)	(20,078)	4%

Operating earnings before other expenses, net	29,880	40,208	(26%)	17,237	12,166	42%
Other income (expenses), net	(86)	620	N/A	(60)	420	N/A

Operating earnings (loss)	29,794	40,828	(27%)	17,177	12,586	36%
Financial expenses, net	(14,162)	(20,586)	31%	(3,554)	(6,831)	48%
Foreign exchange gain (loss), net	2,663	2,467	8%	2,737	(2,839)	N/A

Net income (loss) before income taxes	18,295	22,709	(19%)	16,360	2,916	461%
Income tax benefit (expenses)	(3,114)	(5,841)	47%	(3,567)	(1,514)	(136%)

Consolidated net income (loss)	15,181	16,868	(10%)	12,793	1,402	812%
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	15,181	16,868	(10%)	12,793	1,402	812%

Operating EBITDA	65,703	66,473	(1%)	29,383	20,828	41%

	as of September 30			as of December 31
BALANCE SHEET	2020	2019	% Var	2019	% Var
Total Assets	1,313,975	1,121,943	17%	1,161,259	13%
Cash and Temporary Investments	137,479	50,006	175%	27,630	398%
Derivative Asset	0	54	(100%)	0
Trade Accounts Receivables	16,656	20,307	(18%)	17,633	(6%)
Other Receivables	847	1,416	(40%)	1,836	(54%)
Insurance Claims and Premium Receivables	3,614	10	36040%	8,798	(59%)
Inventories	46,876	56,803	(17%)	59,507	(21%)
Assets Held for Sale	0	0		0
Other Current Assets	28,090	21,392	31%	33,025	(15%)
Current Assets	233,562	149,988	56%	148,429	57%
Fixed Assets	438,110	368,054	19%	393,715	11%
Investments in an Associate and Other Investments	291	272	7%	278	5%
Other Assets and Noncurrent Accounts Receivables	16,482	17,130	(4%)	16,532	(0%)
Advances to Contractors	26,532	34,306	(23%)	31,722	(16%)
Deferred Income Taxes - net	24,512	14,672	67%	20,431	20%
Goodwill	574,486	537,521	7%	550,152	4%
Other Assets	642,303	603,901	6%	619,115	4%

Total Liabilities	434,702	554,209	(22%)	575,448	(24%)
Current Liabilities	155,671	185,315	(16%)	200,174	(22%)
Long-Term Liabilities	228,805	318,575	(28%)	326,810	(30%)
Deferred Tax Liability	22	147	(85%)	31	(29%)
Other Liabilities	50,204	50,172	0%	48,433	4%

Consolidated Stockholders’ Equity	879,272	567,734	55%	585,811	50%
Non-controlling Interest	3	3	0%	3	0%
Stockholders’ Equity Attributable to Controlling Interest	879,269	567,731	55%	585,808	50%

2020 Third Quarter Results	Page 6

Other Information

Newly issued PFRS effective in 2019

PFRS 16, Leases (“PFRS 16”)

In summary, beginning January 1, 2019, PFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Holdings Philippines, Inc. and Subsidiaries adopted PFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Thousands of Philippine Pesos)	As of January 1, 2017
Assets for the right-of-use	2,187,292
Deferred income tax assets	33,509
Deferred income tax liability	(3,053)
Lease liabilities	2,309,165

Retained earnings [1]	(85,311)

[1]

The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

As of September 30, 2020 and 2019, assets for the right-of-use amounted to PHP 1,966 million and PHP 2,121 million, respectively. In addition, financial liabilities related to lease contracts amounted to PHP 2,188 million as of September 30, 2020 and PHP 2,365 million as of September 30, 2019. These amounts of financial liabilities as of September 30, 2020 and 2019 are included in the “Debt Information” section appearing on page 4.

2020 Third Quarter Results	Page 7

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2020 and 2019 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of September 30, 2020 has been converted at the end of period exchange rate of 48.50 Philippine pesos per US dollar while the consolidated income statement for the nine-month period ended September 30, 2020 has been converted at the January to September 2020 average exchange rate of 49.94 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended September 30, 2020 has been converted at the July to September 2020 average exchange rate of 48.71 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - September		Third Quarter		January - September
	2020 average	2019 average	2020 average	2019 average	2020 End of period	2019 End of period
Philippine peso	49.94	51.84	48.71	51.59	48.50	51.83

Amounts provided in units of local currency per US dollar

2020 Third Quarter Results	Page 8